SEC

17005839

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SEC Mail Processing Section FEB 27 2017 Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acalyx Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, 14th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Rinehart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acalyx Advisors Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO 2/17/17

Title

JENNIFER POUNTAIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PO6276394
Qualified in New York County
My Commission Expires February 19, 2017

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents
For the Year Ended December 31, 2016

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Acalyx Advisors, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Acalyx Advisors, Inc. as of December 31, 2016. The statement of financial condition is the responsibility of Acalyx Advisors, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Acalyx Advisors, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 17, 2017

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 811,211
Reimbursable expense receivable	19,777
Accounts receivable	6,273,750
Prepaid expenses	66,375
Security deposits and service retainers	18,860
Furniture and equipment, net of accumulated depreciation of $23,133	-
TOTAL ASSETS	$ 7,189,973
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 85,128
Deferred tax liabilities	94,106
TOTAL LIABILITIES	179,234
Stockholders' Equity	
Common stock, 200,000 shares authorized, no par value, 5,000 shares issued and outstanding, stated at	400,000
Retained earnings	6,610,739
TOTAL STOCKHOLDERS' EQUITY	7,010,739
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,189,973

See accompanying notes to financial statements

Notes to Financial Statements
As of And For The Year Ended December 31, 2016

1. Organization and Nature of Business

Acalyx Advisors, Inc. (The "Company"), incorporated under the laws of the state of Delaware on January 2, 2015, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective June 29, 2015. The Company does not clear trades or carry customer accounts. The Company conducts investment banking activities, specifically private placements and advisory services, and does not take custody of securities. The Company maintains offices in New York and San Francisco.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. Commission sharing income is of a non-recurring nature and relate to securities transactions introduced to and facilitated by another broker dealer, for which Acalyx Advisors received an allocable portion of such revenues. Fundraising fees are eamed for achieving various fundraising objectives. Fundraising fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment to commence services. Advisory fees are eamed for providing general investor-related advice outside the fundraising/private placements process. These fees are generally fixed in nature, being earned on a payment schedule as various milestones are achieved.

Furniture and Equipment
Equipment is expensed on a tax basis of accounting utilizing Section 179 depreciation. Section 179 depreciation is a tax basis of depreciation whereby fixed assets are depreciated in full in the year they are placed into service. There is no material difference between tax depreciation and straight line depreciation over a useful life of 5-7 years. Total depreciation expense for the Company since inception was $23,133, which was fully depreciated in 2015.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a single-member, disregarded, "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company files a consolidated tax return with its parent entity, Acalyx Holdings, Inc. Neither the Company nor the parent pays federal or state corporate income taxes on its taxable income. Instead, the individual stockholders are liable for individual income taxes on his or her respective share of the Company's taxable income. The Company is required to pay New York City general corporation tax and has elected the cash basis as the reporting basis, which amounted to $37,677 in 2016. The Company has also accrued a deferred tax liability of $94,106 on net receivables, which may be owed in a subsequent period.

The Company computes deferred income taxes based on the differences between the financial statement and the tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. The Company recognizes the benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The evaluation of an uncertain tax position is based on factors that include, but are not limited to, changes in the tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, and changes in facts or circumstances related to a tax position. Any changes to these estimates, based on the actual results obtained and/or a change in assumptions, could impact our tax provision in future periods. Interest and penalty charges, if any, related to the unrecognized tax benefits would be classified as a provision for income tax in the statement of income.

3. Significant Customer

At December 31, 2016 and for the year then ended, 70% of gross revenues was derived from one customer.

4. Profit Sharing Plan

The Company adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Company incurred an expense for employer contributions of $219,767 during the year ended December 31, 2016 which was included in salaries, commissions and related costs on the accompanying statement of operations.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statements
As of And For The Year Ended December 31, 2016

6. Commitments

Office Leases
The Company is currently leasing office space at two locations, under separate lease agreements. The first is a month-to-month lease in San Francisco through WeWork 25 Taylor, which commenced on June 1, 2015. The lease provides for a 30-day opt out, upon written request.

The second office location in New York City is leased through Corporate Suites 6. Having commenced on November 1, 2015, this lease expires twenty-four months thereafter on October 31, 2017.

7. Income Taxes

The Company has elected to be taxed as a subchapter S Corporation and is treated as a disregarded entity for federal and state tax purposes. The Company files a consolidated federal and a combined New York State tax return with its parent. Any federal or New York State tax liability on profits is reported on the tax return of the parent entity and passed along to the individual shareholders. The Company is required to file and pay its own New York City and San Francisco city taxes. These liabilities are estimated at $111,856 and $7,842, respectively as of December 31, 2016, and represent the approximate amount due on profits generated by the Company in 2016.

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	-	-	-
City	36,113	(129,088)	(92,975)
	$ 36,113	$ (129,088)	$ (92,975)

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of income. The Company incurred a negative tax expense in 2016 due to a reduction in deferred tax liabilities since December 31, 2015.

The Company's state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's 2015 and 2016 tax returns remain open to review by the appropriate jurisdictions.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2016, the Company had net capital of $726,083 which was $720,408 in excess of its required net capital of $5,675. The Company's aggregate indebtedness to net capital ratio was 11.72%.

9. Subsequent Events
The Company has evaluated events and transactions that occurred between January 1, 2017 and February 17, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

ACALYX ADVISORS, INC.
New York, New York

AGREED-UPON PROCEDURES

Including Form SIPC-7

As of and for the Year Ended December 31, 2016

ACALYX ADVISORS, INC.

TABLE OF CONTENTS

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Member of
Acalyx Advisors, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Acalyx Advisors, Inc. (the "Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Acalyx Advisors, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2016 with amounts reported in the Form SIPC-7 for the year ended December 31, 2016 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Members of Acalyx Advisors, Inc., and is not intended to be and should not be used by anyone other than the Members of Acalyx Advisors, Inc.

Baker Tilly Virchow Krause, LLP

New York, New York
February 17, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ACALYX ADVISORS INC.
330 MADISON AVENUE, 6TH FLOOR
NEW YORK, NY 10017

8-69577

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700

2. A.	General Assessment (item 2e from page 2)		$22,008
B.	Less payment made with SIPC-6 filed (exclude interest) July 19, 2016 (Date Paid)		(3,820)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		18,188
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$18,188
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$18,188	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ACALYX ADVISORS INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of January, 20 17.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 16 and ending December 31, 20 16
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,803,307
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $7	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	7
2d. SIPC Net Operating Revenues	$8,803,300
2e. General Assessment @ .0025	$22,008

(to page 1, line 2.A.)